Rockwell Medical, Inc.

30142 S. Wixom Road

Wixom, Michigan 48393

(248) 960-9009

July 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Joshua Gorsky

Re:	Rockwell Medical, Inc. Registration Statement on Form S-3 Filed July 14, 2022 File No. 333-266135

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Rockwell Medical, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company be accelerated to 5:01 p.m., Eastern Standard Time, on July 22, 2022 or as soon thereafter as practicable.

Very truly yours,

Rockwell Medical, Inc.

By:	/s/ Russell Skibsted
Name:	Russell Skibsted
Title:	Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP